June 28, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Amendment No. 2 to Registration Statement on Form F-4, filed June 14, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 25, 2012 with respect to the above-referenced registration statement on Form F-4 (as so amended, the “Registration Statement”).

     Eurasian has today filed an Amendment No. 3 to the Registration Statement (the “Amendment”), together with a copy of this letter via EDGAR correspondence. Eurasian is also providing supplementally to the Staff five copies of a version of the Amendment, which has been marked to show changes since the filing of the Registration Statement on June 14, 2012.

     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Eurasian has been furnished by Eurasian and the information contained herein with respect to Bullion Monarch Mining, Inc. (“Bullion”) has been furnished by Bullion.

     As discussed with the Staff on June 26, 2012, Eurasian will separately provide responses to the Staff’s comments 10 to 13 and, consequently, such comments are omitted herefrom.

     Unless otherwise indicated, all page references in the responses set forth below are to pages of the Amendment.

Amendment No. 2 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 17

1.

We note that to determine both pro forma book value per share (page 17) and historical book value per share (page 18) you divide total assets by the total number of common shares outstanding. Please revise to calculate book value per share using total assets minus liabilities

Mr. John Reynolds, p. 2
June 28, 2012

(i.e. equity) instead of total assets or, alternatively, explain to us why you calculate book value per share only using total assets. Also revise to clarify that your book value per share includes both tangible and intangible assets, as applicable.

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 18 to calculate book value per share using total assets (which includes both tangible assets and intangible assets such as goodwill) minus total liabilities.

Material United States Federal Income Tax Consequences . . .., page 48

2.

We reissue comment seven of our letter dated May 30, 2012. We note your statement on page 49 that “if the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code. . . .” Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 49. Due to the fact that such disclosure has been revised, we have refiled the U.S. tax opinions as Exhibits 8.2 and 8.3 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139 Pro Forma Combined Information, page 139

3.

We note your disclosure here that the estimated total consideration is $47,014,457. We further note your disclosure on page 145 that the total purchase price is $43,461,905. Please explain to us the reason(s) why these two amounts are different or, alternatively, revise in future filings so that the estimated total consideration and the total purchase price are equal to one another.

In response to the Staff’s comment, we have revised the disclosure on page 139 to reflect the correct estimated total consideration of Cdn. $43,461,905.

Notes to the Pro Forma Consolidated Financial Statements, page 143
1. Basis of Presentation, page 143

4.

We note that the pro forma consolidated financial statements are prepared and presented in U.S. dollars. We further note that Eurasian presents its financial statements in Canadian dollars. Please revise to disclose the reporting currency that the Company plans to use upon completion of the transaction. To the extent that you will continue to use Canadian dollars for your reporting currency upon completion of the transaction, also tell us why the pro forma financial statements are prepared and presented in U.S. dollars.

Initially, the pro forma consolidated financial statements were prepared and presented in U.S. dollars because the primary anticipated readers of the pro forma consolidated financial statements were determined to be the Bullion shareholders who would vote on the proposed transaction.

However, in light of further internal and external discussions regarding the reporting currency for purposes of the pro forma consolidated financial statements, we have determined that the Canadian dollar as the reporting currency better represents the financial position and operations of the combined entity since the Canadian dollar will be the reporting currency when the transaction is completed. Therefore, in response to the Staff’s comment, we have revised the pro forma consolidated financial statements so that they are now presented in Canadian dollars. See, e.g., page 17 and the discussion under the heading “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 139.

Mr. John Reynolds, p. 3
June 28, 2012

5.

We note your discussion of the reasons for using the exchange rate of par (i.e. CAD 1 to USD 1) for purposes of your pro forma financial statements prepared in accordance with U.S. GAAP in your response to comment 21 of our letter dated May 30, 2012. Please tell us the authoritative guidance in ASC 830-30 that you follow to support your use of the exchange rate of par for purposes of translating Eurasian’s financial statements into U.S. dollars or, alternatively, quantify for us the effects of the foreign exchange adjustment if the financial statements been translated pursuant to ASC 830-30 for purposes of the pro forma information.

As stated above in the response to the Staff’s comment 4, the pro forma consolidated financial statements have been revised and presented in Canadian dollars. For pro forma purposes, Bullion’s financial statements have been translated at the exchange rate of 1 U.S. dollar to 1 Canadian dollar, which resulted in no foreign exchange adjustment.

Eurasian has followed guidelines under ASC 830-20-30, Foreign Currency Matters, to translate the fair value of Bullion’s assets, liabilities and non-controlling interest at the exchange rate on the assumed closing date of the proposed transaction. Eurasian has quantified the effects of the foreign exchange adjustment had Bullion’s financial statements been translated at the exchange rate current as at April 1, 2011, which is the assumed closing date for pro forma purposes.

Assuming the acquisition closing date of April 1, 2011, the expected effects of the foreign exchange adjustment at the exchange rate of 1 USD to CAD0.9705, the current exchange rate as at April 1, 2011, would be an overstatement of approximately US$273,000 to the statement of operations and comprehensive loss, which Eurasian considers immaterial. If the acquisition is assumed to be closed at June 1, 2012, the valuation date for the pro forma financial statements, then the expected effects of the foreign exchange adjustment at 1 USD to CAD1.0301, the current exchange rate as at June 1, 2012, would be an understatement of approximately US$279,000 to the statement of operations and comprehensive loss, which Eurasian considers immaterial.

6.

We note in your response to comment 21 of our letter dated May 30, 2012 that when the transaction is closed, the translation will be completed in accordance with IAS 21, which is similar, with minimal differences, to ASC 830. Please revise to disclose whether there will be any material differences between your pro forma presentation under ASC 830 and the translation to be completed in accordance with IAS 21. Also tell us whether you will use an exchange rate of par for purposes of the translation under IAS 21 and, if so, tell us the authoritative guidance under IFRS that supports the use of the exchange rate of par.

As the fair values of Bullion’s assets, liabilities and non-controlling interest will be translated at the exchange rate on the closing date under U.S. GAAP (ASC 830) for purposes of pro forma and IFRS upon actual completion of the Acquisition (IAS 21), there will be no material differences in the application of foreign exchange translation as ASC 830 and IAS 21 are similar with minimal differences. We have revised the disclosure on page 143 accordingly.

2. Acquisition of Bullion Monarch Mining Inc., page 144

7.

We note that you valued the replacement of Bullion’s 2,500,000 outstanding warrants at $1,371,266, and on page 145 that you assumed volatility of 60.90%. We further note in your response to comment 85 of our letter dated April 10, 2012 that you valued Bullion’s 2,500,000

Mr. John Reynolds, p. 4
June 28, 2012

warrants at $200,000 on the April 1, 2011 acquisition date, and that you assumed volatility of 30%. Please tell us how you determined the volatility used in these two valuations of the warrants, and explain to us the reason(s) for the significant increase in the value of the warrants.

When Bullion acquired Dourave, volatility of 30 percent was initially used to value Bullion’s 2,500,000 warrants. For the acquisition of Bullion, Eurasian revalued these warrants using Eurasian’s own assumptions since these warrants are replacement warrants to be granted as part of the purchase price under the merger agreement attached as Annex A to the proxy statement/prospectus included in the Registration Statement. Volatility of 60.90 percent represents the volatility that Eurasian has used for similar equity instruments such as Eurasian’s stock options granted during the nine months ended December 31, 2011 (see, e.g., page F-37). These stock options were fair valued using a volatility of 60.90 percent, which was based upon Eurasian’s historical stock performance in the TSX Venture market. We have revised the disclosure on page 145 accordingly.

8.

We note in your response to comment 24 of our letter dated May 30, 2012 that Eurasian’s management determined that the US$700,979 book value of EnShale’s assets approximates their fair values; and that the goodwill incurred from the acquisition is only related to the Carlin Trend (i.e., no allocation of goodwill to non-controlling interests). Please further explain to us in sufficient detail the basis for your conclusion that the book value of the non-controlling interest approximates its fair value, including the type of analysis that was performed, the significant factors considered and assumptions made by Eurasian’s management.

The fair value EnShale’s assets, liabilities and non-controlling interests have been determined using the following considerations:

  As EnShale does not have any interest in the Carlin Trend royalty properties, Eurasian has determined that there is no allocation of goodwill from the acquisition to non-controlling interest of EnShale.

  To determine the fair value of EnShale’s liquid assets (e.g., cash, prepaid expenses and inventories) and liabilities (e.g., accounts payable), Eurasian has determined that, due to their short-term nature, their book values approximate their fair values.

  For the long-term assets (e.g., PP&E and patents), which represent over 75 percent of EnShale’s total assets, Eurasian has followed the guidance under ASC 805-20-30-6, Assets that the acquirer intends not to use of to use in a way other than their highest and best use, which states that “the acquirer shall measure the asset at fair value determined reflecting its highest and best use in accordance with the appropriate valuation premise, both initially and for purposes of subsequent impairment testing.” Although EnShale’s long-term assets (i.e., oil shale demonstration plant and patents) are not in line with Eurasian’s current business model, Eurasian has determined that it has sufficient capital to finance EnShale’s operations (e.g., further development of demonstration plant, conducting feasibility study, etc., to maintain EnShale’s long-term assets at their highest and best use) until it decides a next course of action regarding EnShale’s long-term assets. As a result, Eurasian’s management has determined that the book value of EnShale’s long-term assets approximates its fair value.

Mr. John Reynolds, p. 5
June 28, 2012

Given the considerations discussed above, Eurasian has concluded that the book value of EnShale’s assets, liabilities and non-controlling interests approximates the fair value.

3. Pro Forma Assumptions and Adjustments, page 145

9.

We note your discussion of assumptions to determine the fair value increment in response to comment 26 of our letter dated May 30, 2012. We further note the fluctuations in the fair value increment to the mineral property interests in the amendments to your Form F-4 to-date. Please expand your disclosure in Note 3(c) to discuss the basis for the assumptions used to determine the fair value increment. To the extent that there are changes in the assumptions that result in further adjustments to the fair value increment in future amendments to your Form F-4, also explain the reason(s) for such changes.

In response to the Staff’s comment, we have expanded the disclosure on page 146.

Exhibit 8.1

14.

Please file Exhibit 8.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to the Staff’s comment, we have refiled Exhibit 8.1 to the Registration Statement.

[Remainder of page intentionally left blank.]

Mr. John Reynolds, p. 6
June 28, 2012

* * * * *

     Eurasian hereby acknowledges that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you have any questions regarding the Amendment or this response letter, please do not hesitate to contact me at (604) 696-3184, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

EURASIAN MINERALS INC.

By: /s/ Christina Cepeliaukas
Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian

Andrew McLeod, Esq. Maninder Malli, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion